Exhibit 99.2

Form 51-102F3

Material Change Report

Item 1  Name and Address of Company

NUVA Pharmaceuticals Inc.

615-800 West Pender Street

Vancouver, BC V6C 2V6 (the “Company”)

Item 2  Date of Material Change

September 5, 2013

Item 3  News Release

The news release was disseminated on September 5, 2013 by way of the facilities of Stockwatch and Market News. Copies were also filed on SEDAR with the British Columbia Securities Commission and the Alberta Securities Commission.

Item 4  Summary of Material Change

The Company announced the appointment of a new Interim Chief Executive Officer and the granting of stock options.

Item 5  Full Description of Material Change

5.1  Full Description of Material Change

The company announced it appointed Tom Kennedy as Interim Chief Executive Officer.  The Company also announced it granted 1,400,000 stock options at $0.10 per option for a period of five years to directors and consultants of the Company.

5.2  Disclosure for Restructuring Transactions

Not applicable.

Item 6  Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7  Omitted Information

Not applicable.

Item 8  Executive Officer

Jamie Lewin, Chief Financial Officer

Business Telephone: 604.862.3439

Facsimile: 604.689-1289

Item 9  Date of Report

September 5, 2013